FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 27, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

OJSC MOBILE TELESYSTEMS

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2002 and 2001

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of OJSC Mobile TeleSystems:

We have audited the accompanying consolidated balance sheets of Mobile TeleSystems, a Russian Open Joint-Stock Company, and subsidiaries (the “Group”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mobile TeleSystems and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Group changed its method of accounting for subscriber acquisition costs in 2001.

/s/ ZAO DELOITTE & TOUCHE CIS

Moscow, Russia

May 20, 2003, except for Note 26, as to which the date is June 4, 2003

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31
	2001	2002
CURRENT ASSETS:
Cash and cash equivalents (Note 7)	$219,629	$34,661
Short-term investments (Note 8)	85,304	30,000
Trade receivables, net (Note 9)	24,258	40,501
Accounts receivable, related parties (Note 20)	2,377	3,569
Inventory (Note 10)	26,184	41,386
Prepaid expenses	22,712	26,537
Deferred tax asset, current portion (Note 17)	5,802	12,223
VAT receivable	82,216	154,061
Other current assets	8,374	15,392
Total current assets	476,856	358,330

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $168,989 and $299,216, respectively (Note 11)	856,056	1,344,633

LICENSES, net of accumulated amortization of $100,429 and $143,402, respectively (Notes 6 and 23)	298,827	386,919

OTHER INTANGIBLE ASSETS, net of accumulated amortization of $52,953 and $78,889, respectively (Note 12)	84,778	138,090

DEBT ISSUANCE COSTS, net of accumulated amortization of $1,209 and $2,898, respectively (Note 14)	3,997	2,957

INVESTMENTS IN AND ADVANCES TO AFFILIATES (Note 22)	740	34,034

DEFERRED TAX ASSET, net of current portion (Note 17)	6,238	18,333

Total assets	$1,727,492	$2,283,296

The accompanying notes to financial statements
are an integral part of these statements.

	December 31
	2001	2002
CURRENT LIABILITIES:
Accounts payable, related parties (Note 20)	$6,142	$4,968
Trade accounts payable	106,068	117,623
Deferred connection fees, current portion (Note 13)	21,419	22,210
Subscriber prepayments and deposits	63,741	110,950
Debt, current portion (Note 14)	18,825	67,098
Capital lease obligation, current portion (Notes 15 and 20)	14,401	21,232
Income tax payable	23,078	3,987
Accrued liabilities (Note 16)	51,626	73,919
Other payables	3,357	2,225
Total current liabilities	308,657	424,212

LONG-TERM LIABILITIES:
Notes payable (Note 14)	248,976	300,638
Debt, net of current portion (Note 14)	35,942	58,276
Capital lease obligation, net of current portion (Notes 15 and 20)	7,696	7,241
Deferred connection fees, net of current portion (Note 13)	25,993	19,694
Deferred taxes (Note 17)	67,505	105,818
Total long-term liabilities	386,112	491,667

Total liabilities	694,769	915,879

COMMITMENTS AND CONTINGENCIES (Note 24)

MINORITY INTEREST	14,444	65,373

SHAREHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2001 and 2002, 345,244,080 of which are in the form of ADS (Note 1))	50,558	50,558
Treasury stock (9,966,631 common shares at cost) (Note 19)	(10,206)	(10,206)
Additional paid-in capital	555,794	558,102
Unearned compensation (Note 19)	—	(212)
Shareholder receivable (Note14)	(38,958)	(34,412)
Retained earnings	461,091	738,214
Total shareholders’ equity	1,018,279	1,302,044
Total liabilities and shareholders’ equity	$1,727,492	$2,283,296

The accompanying notes to financial statements
are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	2000	2001	2002
NET REVENUES:
Service revenues	$484,469	$830,308	$1,274,287
Connection fees	14,885	21,066	24,854
Equipment sales	36,358	41,873	62,615
	535,712	893,247	1,361,756
COST OF SERVICES AND PRODUCTS (including related party amounts of $20,040, $30,537 and $31,607, respectively):
Interconnection and line rental	41,915	75,278	113,052
Roaming expenses	41,178	68,387	83,393
Cost of equipment	39,217	39,828	90,227
	122,310	183,493	286,672
OPERATING EXPENSES (including related party amounts of $5,064, $8,882 and $9,602, respectively) (Note 21):	110,242	134,598	229,056

SALES AND MARKETING EXPENSES (including related party amounts of $6,400, $8,707 and $12,140, respectively):	76,429	107,729	171,977

DEPRECIATION AND AMORTIZATION	87,684	133,318	209,680

IMPAIRMENT OF INVESTMENT (Note 22)	—	10,000	—
Net operating income	139,047	324,109	464,371

CURRENCY EXCHANGE AND TRANSLATION LOSSES	1,066	2,264	3,474

OTHER EXPENSES (INCOME) (including related party amounts of $952, $2,978 and $5,141, respectively):
Interest income (Note 8)	(7,626)	(11,829)	(8,289)
Interest expense, net of amounts capitalized	11,335	6,944	44,389
Other (income) expense, net	(502)	108	(2,454)
Total other expenses (income), net	3,207	(4,777)	33,646

Income before provision for income taxes and minority interest	134,774	326,622	427,251

PROVISION FOR INCOME TAXES (Note 17)	51,154	97,461	110,417

MINORITY INTEREST	(6,428)	7,536	39,711

NET INCOME before cumulative effect of a change in accounting principle and extraordinary gain	90,048	221,625	277,123
Extraordinary gain on debt repayment, net of income taxes of $667 (Note 14)	—	2,113	—
Cumulative effect of a change in accounting principle, net of income taxes of $9,644 (Note 4)	—	(17,909)	—
NET INCOME	$90,048	$205,829	$277,123

Weighted average number of common shares outstanding	1,806,968,096	1,983,359,507	1,983,359,507

Earnings per share – basic and diluted:
Net income before cumulative effect of a change in accounting principle and extraordinary gain	$0.050	$0.112	$0.140
Net income	$0.050	$0.104	$0.140

The accompanying notes to financial statements
are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Unearned Compen- sation	Share- holder Receivable	Retained Earnings	Total

	Shares	Amount	Shares	Amount
BALANCES, December 31, 1999	1,634,527,440	$49,276	—	—	$182,975	—	$(70,331)	$181,804	$343,724
Receivable from Sistema (Note 14):
Increases for interest	—	—	—	—	6,268	—	(6,268)	—	—
Payments from Sistema	—	—	—	—	—	—	27,080	—	27,080
Issuance of common shares, net of direct expenses (Note 1)	345,244,080	1,233	—	—	347,320	—	—	—	348,553
Purchase of treasury stock under the stock bonus plan (Note 19)	13,554,618	49	(13,554,618)	(13,880)	13,831	—	—	—	—
Exercise of stock bonus plan (Note 19)	—	—	3,587,987	3,674	(3,661)	—	—	—	13
Non-cash expense associated with issuance of stock bonus (Note 19)	—	—	—	—	5,297	—	—	—	5,297
Net income	—	—	—	—	—	—	—	90,048	90,048
Dividends declared	—	—	—	—	—	—	—	(13,631)	(13,631)

BALANCES, December 31, 2000	1,993,326,138	50,558	(9,966,631)	(10,206)	552,030	—	(49,519)	258,221	801,084
Receivable from Sistema (Note 14):
Increases for interest	—	—	—	—	3,764	—	(3,764)	—	—
Payments from Sistema	—	—	—	—	—	—	14,325	—	14,325
Net income	—	—	—	—	—	—	—	205,829	205,829
Dividends declared	—	—	—	—	—	—	—	(2,959)	(2,959)

BALANCES, December 31, 2001	1,993,326,138	50,558	(9,966,631)	(10,206)	555,794	—	(38,958)	461,091	1,018,279
Receivable from Sistema (Note 14):
Increases for interest	—	—	—	—	2,073	—	(2,073)	—	—
Payments from Sistema	—	—	—	—	—	—	6,619	—	6,619
Issuance of stock options (Note 19)	—	—	—	—	235	(235)	—	—	—
Amortization of deferred compensation (Note 19)	—	—	—	—	—	23	—	—	23
Net income	—	—	—	—	—	—	—	277,123	277,123
BALANCES, December 31, 2002	1,993,326,138	$50,558	(9,966,631)	$(10,206)	$558,102	$(212)	$(34,412)	$738,214	$1,302,044

The accompanying notes to financial statements
are an integral part of these statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 and 2002

(Amounts in thousands of U.S. dollars, except share amounts)

	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$90,048	$205,829	$277,123
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(6,428)	7,536	39,475
Depreciation and amortization	87,684	133,318	209,680
Amortization of deferred connection fees	(14,867)	(20,027)	(24,854)
Deferred subscriber acquisition cost	(49,232)	—	—
Amortization of deferred subscriber acquisition costs	53,604	—	—
Cumulative effect of a change in accounting principle	—	17,909	—
Gain on debt extinguishments	—	(2,113)	—
Inventory obsolescence expense	2,114	2,543	5,614
Provision for doubtful accounts	2,403	3,219	7,047
Interest accrued	11,335	5,845	44,388
Interest paid	(17,850)	(4,068)	(43,438)
Deferred taxes	(932)	(40,631)	(18,989)
Non-cash expenses associated with stock bonus and stock option plans	5,297	—	23
Impairment of investment	—	10,000	—

Changes in operating assets and liabilities:
Decrease/(Increase) in trade receivables	6,730	(7,181)	(18,945)
Decrease/(Increase) in accounts receivable, related parties	4,223	(3,091)	(1,360)
Increase in inventory	(8,922)	(4,129)	(18,186)
Increase in prepaid expenses	(1,680)	(8,552)	(2,634)
Increase in VAT receivable	(6,033)	(59,618)	(64,154)
(Increase)/Decrease in other current assets	(7,363)	1,613	(7,422)
Increase in accounts payable, related parties	743	1,049	81
(Decrease)/Increase in trade accounts payable	(29,801)	20,470	(16,058)
Increase in subscriber prepayments and deposits	43,382	49,980	46,064
Increase/(Decrease) in income tax payable	19,787	10,753	(19,778)
Increase in accrued liabilities and other payables	6,672	17,547	19,095
Net cash provided by operating activities	190,914	338,201	412,772

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisitions of subsidiaries, net of cash acquired	(16,085)	(75,858)	(143,396)
Purchases of property, plant and equipment	(194,983)	(396,667)	(502,054)
Purchases of intangible assets	(29,915)	(44,533)	(72,218)
Purchases of short term investments	(170,000)	(110,000)	—
Proceeds from sale of short term investments	—	195,602	55,304
Investments in and advances to affiliates	(12,366)	(10,067)	(35,557)
Net cash used in investing activities	(423,349)	(441,523)	(697,921)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of capital stock, net of direct expenses	348,553	—	—
Proceeds from issuance of notes	—	248,135	50,808
Notes issuance cost	—	(3,856)	(649)
Capital lease obligation principal paid	—	(7,947)	(1,804)
Dividends paid	(14,425)	(2,959)	—
Proceeds from loans	—	13,577	52,851
Loan principal paid	(62,665)	(13,683)	(7,008)
Payments from Sistema	27,080	14,325	6,619
Net cash provided by financing activities	298,543	247,592	100,817

Effect of exchange rate changes on cash and cash equivalents	(280)	(469)	(636)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	65,828	143,801	(184,968)

CASH AND CASH EQUIVALENTS, at beginning of year	10,000	75,828	219,629

CASH AND CASH EQUIVALENTS, at end of year	$75,828	$219,629	$34,661

SUPPLEMENTAL INFORMATION:
Income taxes paid	$35,052	$129,418	$147,346
Additions to network equipment and software under capital lease	$—	$34,072	$18,917

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. dollars, except share and per share amounts or if unless otherwise stated)

1.      General

Business of the Group

OJSC Mobile TeleSystems and its subsidiaries (“MTS” or the “Group”) is the leading provider of wireless telecommunication services in the Russian Federation (“RF”) in terms of the number of subscribers and revenues.  The Group has operated exclusively in the GSM standard since 1994 and as of December 31, 2002, had over 6.6 million subscribers in the Russian Federation.

Open Joint-Stock Company Mobile TeleSystems (“MTS OJSC” or the “Company”) was created on March 1, 2000, through the merger of Closed Joint-Stock Company Mobile TeleSystems (“MTS CJSC”) and RTC CJSC, a wholly-owned subsidiary. MTS CJSC was formed in 1993 to design, construct and operate a cellular telecommunications network in Moscow and the Moscow region. The development of the network was achieved through green-field build-out in the regions for which the company was granted 900 or 1800 MHz (“GSM-900” and “GSM-1800”) cellular licenses or through the acquisition of a majority stakes in local GSM operators (see Note 23 Operating Licenses and Note 6 Businesses Acquired).

Reorganization

In March 2000, MTS CJSC was merged with RTC CJSC, to create MTS OJSC. This corporate merger has been accounted for at historical cost in a manner similar to that in pooling of interest accounting because the merged companies were entities under common control.

The accompanying consolidated financial statements represent those of Open Joint-Stock Company Mobile TeleSystems and its legal predecessor, Closed Joint-Stock Company Mobile TeleSystems. Shares, earnings per share and other share information have been restated in the accompanying consolidated financial statements to give retroactive effect to the capital structure of MTS OJSC.

Initial Public Offering

In July 2000, MTS OJSC issued additional shares in an initial public offering on the New York Stock Exchange. The Company’s shares are traded in the form of American Depositary Shares (“ADS”). Each ADS represents 20 shares of common stock of the Company. The Company issued a total of 17,262,204 ADS, representing 345,244,080 common shares in the offering. Proceeds from the offering, net of underwriting discount, were $349 million (see also Note 19 Management Stock Bonus and Stock Option Plans).

Ownership

As of December 31, 2001 and 2002, MTS’ shareholders of record and their respective percentage direct interests were as follows:

Joint-Stock Financial Corporation “Sistema” (“Sistema”)	34.8%
T-Mobile International AG (“T-Mobile”)	36.2%
VAST, Limited Liability Company (“VAST”)	3.0%
Invest-Svyaz-Holding, Closed Joint-Stock Company	8.0%
ADS Holders	18.0%
100.0%

Sistema owns 51% equity interest in VAST, a limited liability company incorporated under the laws of the Russian Federation; the remaining 49% interest is held by ASVT, a Russian open joint-stock company.  Invest-Svyaz-Holding, a closed joint-stock company incorporated under the laws of the Russian Federation, is controlled by Sistema through a 51% equity interest. The remaining 49% interest is owned by T-Mobile.

Subsequently to December 31, 2002, Sistema increased its share in MTS through a series of transactions with T-Mobile.

2.      Russian Environment

Over the past decade Russia has undergone substantial political, economic and social changes. As an emerging market, Russia does not possess a fully developed business and regulatory infrastructure that would generally exist in a more mature market economy. The current government is attempting to address these issues; however, it has not yet fully implemented the reforms necessary to create banking, judicial and regulatory systems that usually exist in more developed markets. As a result, and as reflected in the government’s debt default and the ruble devaluation in 1998, operations in Russia involve risks that are not typically associated with those in developed markets. Such risks persist in the current environment with results that include but are not limited to, a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. Foreign currencies, in particular the U.S. dollar, play a significant role in the underlying economics of many business transactions in Russia. Following the 1998 economic crisis, the ruble’s value fell significantly against the U.S. dollar, falling from a pre-crisis rate of approximately 6 rubles to 1 U.S. dollar, to 27 rubles to 1 U.S. dollar by the end of 1999. During 2000, 2001 and 2002, the ruble’s value fluctuated between 26.9 and 31.8 to 1 U.S. dollar.

Currency Exchange and Control

The Central Bank of Russia has established strict currency control regulations designed to promote the commercial utilization of the ruble. Such regulations place restrictions on the conversion of rubles into foreign currencies and establish requirements for conversion of foreign currency sales into rubles.  MTS’ principal currency exchange rate risk arises from the fact that the majority of cash outflows as well as debt and accounts payable balances are either denominated in or tightly linked to the U.S. dollar. As a result, devaluation of the ruble against the U.S. dollar can adversely affect the Group by increasing its costs in ruble terms. In order to manage against this risk, the Group links its tariffs, which are payable in rubles, to the U.S. dollar. The devaluation of the ruble also results in losses in the value of ruble-denominated assets, such as ruble deposits. These losses, which are included in currency exchange and translation losses in the accompanying consolidated statements of operations, were approximately  $1.1 million in 2000, $2.3 million in 2001 and $3.5 million in 2002. Continued devaluation of the ruble against the U.S. dollar may have a significant negative effect on the Group’s financial position and results of its operations.

Inflation

The Russian economy has been characterized by high rates of inflation. The following table summarizes the annual rate of inflation for the past three years:

Annual Inflation
2002	15.1%
2001	18.6%
2000	20.2%

The Group’s principal inflation rate risk arises in connection with the probable decrease of sales resulting from a decrease of customers’ demand, as the Group’s services may become expensive and exclusive. As substantially all of the Group’s costs are denominated in U.S. dollars or are tightly linked to the U.S. dollar, when the rate of inflation exceeds the rate of devaluation of the ruble against the U.S. dollar, the Group can experience inflation-driven increases in dollar terms of certain of its costs. These include salaries and rents, which are sensitive to rises in the general price level in Russia. In this situation, due to competitive pressures, the Group may not be able to raise its tariffs sufficiently to preserve operating margins. Accordingly, high rates of inflation relative to the rate of devaluation could increase the Group’s costs and decrease the Group’s operating margins.

Management is unable to estimate what developments may occur or the resulting effect of any such developments on MTS’ financial condition or future results of operations. MTS will continue to be affected, for the foreseeable future, by the country’s unstable economy. The consolidated financial statements do not include any adjustment that may result from these uncertainties.

Taxation

Russia currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax (“VAT”), corporate income tax (profits tax), a number of turnover-based taxes, and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies; therefore, the government’s implementation of these regulations is often inconsistent or nonexistent. Accordingly, few precedents with regard to tax rulings have been established. Tax declarations, together with other legal compliance areas (for example, customs and currency control matters), are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in Russia substantially more significant than typically found in countries with more developed tax systems.

In recent years, the Russian government has initiated revisions of the Russian tax system. Effective January 1, 1999, the first part of the Tax Code was enacted. Effective January 1, 2001, the second part of the Tax Code was enacted and effective January 1, 2002 new regulations, relating to federal income tax were enacted. The new tax system is generally intended to reduce the number of taxes, the overall tax burden on businesses, and to simplify the tax laws.

Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. As of December 31, 2002, substantially all of the tax declarations of the Group for the preceding three years were open to further review.

Management believes that it has adequately provided for tax liabilities in the accompanying consolidated financial statements; however, the risk remains that relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.

3.      Summary of Significant Accounting Policies

Accounting principles

MTS maintains its accounting books and records in Russian rubles based on Russian accounting regulations. The accompanying consolidated financial statements have been prepared in order to present MTS’ financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and expressed in terms of U.S. dollars.

Basis of presentation

The accompanying consolidated financial statements include the accounts of MTS OJSC and its wholly owned and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

As of December 31, 2001 and 2002, MTS has investments in the following legal entities:

	Accounting Method	December 31
		2001	2002

Rosico	Consolidated	100.0%	100.0%
ReCom	Consolidated	53.9%	53.9%
MTS-Komi Republic (“MTS-RK”)	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-Tver (“MTS-T”)	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	83.5%	83.5%
MTS-Nizhny Novgorod (“MTS-NN”)	Consolidated	65.0%	65.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	81.0%	100.0%
Novitel	Consolidated	51.0%	51.0%
MTS Finance (1)	Consolidated	100.0%	100.0%
BM-Telecom	Consolidated	—	100.0%
MTS Belarus	Equity	—	49.0%
MTS-P	Consolidated	—	51.0%
Kuban-GSM	Consolidated	—	52.7%
Dontlecom	Consolidated	—	100.0%
Mobicom-Barnaul	Consolidated	—	100.0%
BIT	Consolidated	—	100.0%

(1) Represents beneficial ownership.

Translation methodology

Translation (re-measurement) of MTS’ ruble denominated financial statements into U.S. dollars has been performed in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign currency translation,” as they relate to hyperinflationary economies.

Monetary assets and liabilities have been translated at the period-end exchange rates. Non-monetary assets and liabilities have been translated at historical rates. Revenues, expenses and cash flows have been translated at historical rates. Translation differences resulting from the use of these rates have been accounted for as currency translation gains and losses in the accompanying consolidated statements of operations.

Effective January 1, 2003, Russian economy ceased to be considered hyperinflationary, however management believes that U.S. dollar will still be the appropriate functional currency due to pervasive use of the dollar in the Group’s operations.

Management estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash represents cash on hand and in MTS’ bank accounts and short-term investments having original maturities of less than three months.

Short-term investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are being accounted for at cost.

Allowance for doubtful accounts

MTS provides an allowance for doubtful accounts based on management’s periodic review of accounts receivable from customers and other receivables.

Prepaid expenses

Prepaid expenses are primarily comprised of advance payments made for inventory and services to vendors.

Inventory

Inventory, accounted for at lower of cost, determined by the first-in, first-out, or FIFO method, or market, consists of telephones, accessories and spare parts for equipment.

Inventories are written down to their market values based on specific monthly reviews of significant inventoried items and expensed as cost of services and products.

Value-added taxes

Value-added taxes related to sales are payable to the tax authorities on an accrual basis based upon invoices issued to the subscriber. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

VAT related to purchase transactions that are not currently reclaimable as of the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, plant and equipment

Property, plant and equipment with a useful life of more than one year is capitalized at historical cost and depreciated on a straight-line basis over their expected useful lives as follows:

Network and base station equipment	5 – 12 years
Leasehold improvements	shorter of 10 years or lease term
Office equipment and computers	5 years
Buildings	50 years
Vehicles	4 years

Construction in progress and equipment held for installation are not depreciated until the constructed or installed asset is ready for its intended use.

Maintenance and repair costs are expensed as incurred; while upgrades and improvements are capitalized. MTS capitalizes interest costs with respect to qualifying construction projects.

License costs

License costs are capitalized as a result of (a) purchase price allocated to licenses acquired in business combinations (see Note 6 Business Acquired) and (b) licenses granted directly from government organizations, which require license payments.

As the Group and the industry do not have sufficient experience with the renewal of licenses, license costs are being amortized, subject to periodic review for impairment, on the straight-line basis over the term of the license commencing from the date such license area becomes commercially operational.

Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, the Group reclassified $22 million relating to the 1998 acquisition of Rosico from goodwill to licenses.

Other intangible assets

Intangible assets represent various purchased software costs, telephone numbering capacity, acquired customer base and rights to use premises. A significant portion of the rights to use premises was contributed by shareholders to the Group’s charter capital. Deferred telephone numbering capacity costs with limited contractual life are being amortized over five to ten years and the rights to use premises are being amortized over ten years.  Telephone numbering capacity with limited contractual life is amortized over its contractual term of five to ten years. Telephone numbering capacity with unlimited contractual life is not amortized, but is reviewed, at least annually, for impairment in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Amortization of deferred numbering capacity costs starts immediately upon the purchase of numbering capacity. Software costs are amortized over four years. Acquired customer base is amortized over the estimated average subscriber life. Other intangible assets are being amortized over three to four years. All finite-life intangible assets are being amortized using the straight-line method.

Leasing arrangements

The Group accounts for leases based on the requirements of SFAS No. 13, “Accounting for Leases.” Certain subsidiaries of the Group lease operating facilities, which include switches, base stations and other cellular network equipment as well as billing systems. The present value of future minimum lease payments at the inception of the lease which is classified as a capital lease is reflected as a liability in the balance sheet. Amounts due within one year are classified as short-term liabilities and the remaining balance as long-term liabilities. The interest rate implicit in the leases varies from to 4% to 44% (see Note 15 Capital Lease Obligations).

Subscriber acquisition costs

Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS’ independent dealers. MTS expenses these costs as incurred. Prior to 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life (see also Note 4 Change in Accounting Principle).

Investments

Beginning in 1998, MTS has acquired interests in several Russian legal entities, engaged in telecommunications activity. Investments in entities where MTS holds 20% to 50% and can exercise significant influence but not control are accounted for using the equity method. All investments have been made in companies that are not traded in open markets. Management periodically assesses the realizability of the carrying values of the investments and if necessary records impairment losses to write the investment down to fair value. During the years ended December 31, 2000, 2001 and 2002, management believes that no such impairments have occurred, except as discussed in Note 22Investments In and Advances to Affiliates.

Debt issuance costs

Debt issuance costs are amortized using the effective interest method over the terms of the related loans.

Impairment of long-lived assets

MTS periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, MTS will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, MTS will record impairment losses to write the asset down to fair value, measured by the estimated discounted net future cash flows expected to be generated from the use of the assets. Management believes that during the years ended December 31, 2000, 2001 and 2002, no such impairments have occurred, except as discussed in Note 22 Investments In and Advances to Affiliates.

Subscriber prepayments

The Group requires the majority of its customers to pay in advance for telecommunication services.  All amounts received in advance of service provided are recorded as a subscriber prepayment liability and are not recorded as revenues until the related services have been provided to the subscriber.

Revenue recognition

Revenues are recognized on an accrual basis, when the goods and services are actually provided regardless of when the resulting monetary or financial flow occurs.

MTS categorizes the revenue sources in the statements of operations as follows:

•                  Service revenues: (a) subscription fees, (b) usage charge, (c) value added service fees, (d) roaming fees charged to other operators for guest roamers utilizing MTS’ network and (e) prepaid phone cards.

•                  Connection fees.

•                  Equipment sales: (a) sales of handsets and (b) sales of accessories.

Subscription fees

MTS recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the subscriber.

Usage charges and Value added services fees

Usage charges consist of fees based on airtime used by the caller, the destination of the call and the service utilized.

Value added services fees are based on usage of airtime or volume of data transmitted for value added services, such as short message services, internet usage and data services. MTS recognizes revenues related to usage charges and value added services in the period when services were rendered.

Roaming fees

MTS charges roaming per-minutes fees to other wireless operators for non-MTS subscribers utilizing MTS’ network. Guest roaming fees were $43,214, $52,639 and $83,393 for the years ended December 31, 2000, 2001 and 2002, respectively.

Pre-paid phone cards

MTS sells to subscribers pre-paid phone cards, separately from the handset. These cards allow subscribers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and sending or receiving faxes.

At the time that the pre-paid phone card is purchased, MTS records the receipt of cash as a subscriber deposit. The Group recognizes revenues from the phone cards in the period when subscriber uses time under the phone card. Unused time on sold phone cards is not recognized as revenues until the related services have been provided to the subscriber or the pre-paid phone card has expired.

In 2002 MTS introduced a new line of pre-paid service tariff plans, whereby a customer may purchase a package that allows a connection to the MTS network and a predetermined allotment of wireless phone calls and/or other services offered by the Group. Revenues under these plans are allocated between connection fees and service fees based on their relative fair values.

Connection fees

MTS defers initial connection fees from the moment of initial signing of the contract with subscribers over the estimated average subscriber life. The Group estimates that the average expected term of the subscriber relationship is three and one quarter years (see also Note 13 Deferred Connection Fees).

Equipment sales

MTS sells handsets and accessories to customers who are entering into contracts for service and as separate distinct transactions. The Group recognizes revenues from the handsets and accessories upon the delivery to the customer, regardless of whether the customer concurrently enters into a service contract, as these contracts do not require the customer to maintain future services with MTS. MTS records estimated returns as a direct reduction of sales at the time the related sales are recorded.

Expense recognition

Expenses incurred by MTS in relation to the provision of wireless communication services relate to interconnection and line rental costs, roaming expenses, costs of handsets and other accessories sold, depreciation and amortization and maintenance of the network.

Calls made by subscribers from areas outside of territories covered by the Group licenses are subject to roaming fees charged by the wireless provider in those territories. These roaming charges are recorded as air time revenues on a gross basis, with the related roaming charges being recorded as operating expense, as MTS acts as the principal in the transaction with the subscriber and bears the risk of non-collection from the subscriber.

The costs of handsets and accessories, whether sold to subscribers through the distribution channel or as part of the service contract, are expensed at the initial delivery of equipment to the customer. Any fees paid to dealers in commissions are recorded as a component of sales and marketing expenses.

Taxation

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely that these assets will not be realized.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2000, 2001 and 2002 were $22,218, $42,715 and $48,624, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statements of operations.

Earnings per share

Basic earnings per share (“EPS”) have been determined using the weighted average number of shares outstanding during the year. Diluted EPS reflect the potential dilution of stock options, granted to employees. There are 4,648,421 stock options outstanding as of December 31, 2002. Earnings and other per share information have been restated to give retroactive effect to the merger of MTS CJSC and RTC CJSC in 2000 (see Note 1 General).

The net income component of the diluted EPS equals the reported net income of the Group. The following is the reconciliation of the share component for basic and diluted EPS with respect to the Group’s net income:

	December 31
	2001	2002

Weighted average number of common share outstanding	1,983,359,507	1,983,359,507
Dilutive effect of stock options	30,133	405,946
Weighted average number of common shares and potential shares outstanding	1,983,389,640	1,983,765,453

Fair value of financial instruments

The fair market value of financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable, which are included in current assets and liabilities, approximates the carrying value of these items due to the short term nature of these amounts. Based on the borrowing rates currently available to the Group for debt with similar terms and average maturities of the outstanding debt, at December 31, 2001 and 2002, the fair value of long-term debt approximated its carrying amount.
The fair value of variable rate debt is equivalent to carrying value.

It is not practical to determine the fair value of MTS’ receivable from Sistema and advances to affiliates, due to the instability of the Russian economy and its effect on interest rates appropriate for determining fair value.

Comprehensive income

Comprehensive income is defined as net income plus all other changes in net assets from non-owner sources. For the years ended December 31, 2000, 2001 and 2002, comprehensive income equaled net income.

Comparative information

Certain prior year amounts have been reclassified to conform to the current year presentation.

Stock-based compensation

MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148 “Accounting for Stock Based Compensation – Transition and Disclosure, an amendment to FASB Statement No. 123.” These statements allow measuring compensation to employees and non-employee directors based on the intrinsic value of options on the measurement date, calculated as a difference between the fair market value of stock and exercise price at that date.   Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a Black-Scholes option-pricing model.

If the Group had elected to recognize compensation costs based on the fair values of options at the date of the grant, consistent with the provisions of SFAS No. 123, net income and earning per share amounts would have been as follows:

	December 31
	2000	2001	2002

Net income as reported	$90,048	$205,829	$277,123
Pro-forma effect of the application of fair value method of accounting for stock options	—	(129)	(460)
Pro-forma net income	$90,048	$205,700	$276,663

Earnings per share – basic and diluted
As reported	$0.050	$0.104	$0.140
Pro-forma	$0.050	$0.104	$0.140

Recently adopted accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable,” i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board Opinion (“APB Opinion”) No. 16.

Under SFAS No. 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill is no longer allocated to other long-lived assets for impairment testing under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Additionally, goodwill on equity method investments is no longer amortized; however, it continues to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Under SFAS No. 142, intangible assets with indefinite lives are not amortized.  Instead they are carried at the lower cost or fair value and tested for impairment at least annually. All other recognized intangible assets are continued to be amortized over their estimated useful lives.

Upon adoption of SFAS No. 142 on January 1, 2002, MTS reclassified the carrying value of goodwill relating to its acquisition of Rosico of $22 million to licenses. As a result of the useful lives of goodwill and licenses being consistent, the adoption of SFAS No. 142 did not have a significant effect on the Group’s results of operations or financial position.

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” While it supersedes APB Opinion No. 30, “Reporting the Results of Operations –Reporting  the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur.

 It also establishes a probability weighted cash flow estimation approach to deal with situations in which there is a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.  MTS adopted SFAS No. 144 as of January 1, 2002. This change has not had a material effect on the Group’s results of operations or financial position.

Beginning in 2002, MTS adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure, an amendment of FASB Statement No. 123” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.   The adoption of SFAS No. 148 did not have a material impact on the results of operations or financial position of the Group.

In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosures about the guarantor’s obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.  MTS adopted the disclosure requirements of FIN 45 in 2002. The Group does not expect the adoption of initial recognition and measurement requirements of FIN 45 to have a material impact on its results of operations or financial position.

In January 2003, FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulleting No. 51, “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under FIN 46, an enterprise is required to consolidate certain entities (so-called “variable interest entities”), if it is the primary beneficiary of the variable interest entity. The primary beneficiaries of a variable interest entity is the party that adsorbs a majority of the entity’s expected losses or receives the majority of the entity’s residual returns.  FIN 46 also requires additional disclosure regarding the use of variable interest entities. MTS adopted the disclosure requirements of FIN 46 effective 2002; consolidation provisions of FIN 46 are effective for interim periods beginning after June 15, 2003.  The Group does not believe that the adoption of the consolidation provisions of FIN 46 will have a material effect on its results of operations or financial position.

New accounting pronouncements

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s useful life. Changes in the liability resulting from the passage of time will be recognized as operating expense.

MTS is required to adopt SFAS No. 143 effective January 1, 2003 and does not anticipate that adoption of this statement will have a material impact on its results of operations or financial position.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 4 “Reporting Gains and Losses from Extinguishment of Debt,” addressed statement of operations classification of gains and losses from extinguishment of debt.  SFAS No. 64 amended SFAS No. 4 and is no longer necessary due to the rescission of SFAS No. 4.  SFAS No. 145 also amended SFAS No. 13, “Accounting for Leases,” to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Management believes that adoption of SFAS No. 145 will have no impact on the Group’s financial statements.

In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity.  The fundamental conclusion reached by the FASB in this Statement is that an entity commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. MTS will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.  The Group does not anticipate that adoption of SFAS No. 146 will have a material impact on its results of operations or financial position.

In November 2002, the Emerging Issues Task Force (“EITF”) issued a final consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided in separate units of accounting. EITF Issue No. 00-21 is effective prospectively for arrangements entered into after June 15, 2003. The Group does not anticipate the adoption of EITF Issue No. 00-21 to have a material impact on its results of operations or financial position.

4.      Change in Accounting Principle

Effective January 1, 2001, the Group changed its accounting principle regarding recognition of subscriber acquisition costs. Subscriber acquisition costs represent the direct costs paid for each new subscriber enrolled through MTS’ independent dealers. Prior to the 2001, these costs were capitalized to the extent of any revenues that had been deferred from the acquisition of a subscriber, such as connection fees charged to a subscriber to initiate call service, and amortized as a component of sales and marketing expense on a straight-line basis over the estimated average subscriber life. MTS now expenses subscriber acquisition costs as incurred. This change of accounting principle was made to facilitate the comparison of MTS’ results with other telecommunication companies.

As a cumulative effect of this change, the remaining balance of capitalized subscriber acquisition cost as of January 1, 2001 in the amount of $17,909 ($0.009 per basic and diluted share), net of $9,644 in taxes was expensed and included in income during the year ended December 31, 2001.

5.      New Investments

In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus for a GSM-900/1800 license to operate in Belarus. Under the tender conditions, MTS paid $10 million, which was written off at December 31, 2001, as the Group believed that there was significant doubt regarding the ability of the Group to commence its operations in Belarus (see also Note 22 Investments In and Advances to Affiliates).  During 2002, MTS received all permissions necessary to launch commercial services in Belarus and at December 31, 2002, the Group reflected its share of the results of operations and investment in the joint venture in Belarus in the accompanying consolidated financial statements.

During 2002, MTS and a subsidiary of Sistema established Mobile Positioning Systems (“MTS-P”), a Russian open joint-stock company, to design, develop and operate a positioning system based on the Group’s GSM network.

6.      Businesses Acquired

Rosico acquisition

In August 1998, MTS acquired from Sistema 80% of the outstanding common stock of Rosico, a Russian closed joint-stock company, in exchange for 408,631,860 shares of newly issued common stock of MTS representing 25% of then issued and outstanding shares of MTS. Prior to the acquisition, Sistema held a 90% interest in Rosico. Rosico holds GSM-1800 licenses covering the Moscow area, 18 regions of Central Russia and 11 regions in the Northern, the Urals and Western Siberia Regions of Russia.

During 2000, MTS acquired the remaining 20% of common stock of Rosico in a number of other acquisitions, for a total of $16.1 million in cash. As of December 31, 2001 and 2002, MTS owned 100% interest of Rosico.

Telecom XXI acquisition

In May 2001, MTS acquired 100% of the outstanding common stock of Telecom XXI, a Russian closed joint-stock company, for cash consideration of $49,742. Telecom XXI has GSM-900 and GSM-1800 licenses, covering northwest of Russia, including St. Petersburg and Leningrad region as well as Kaliningrad.  Telecom XXI did not have any subscribers at the date of the acquisition.  The Telecom XXI acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$849
Non-current asset	1,322
License costs	74,639
Current liabilities	(944)
Deferred taxes	(26,124)
Purchase price	$49,742

License costs are amortized over the remaining term of the license of approximately 7 years at the date of the acquisition.

Telecom-900 acquisition

In August 2001, MTS acquired 81% of the outstanding common stock of Telecom-900, a Russian closed joint-stock company, for a cash consideration of $26,812 from Sistema.  Telecom-900 is the holding company for three regional mobile phone operators, Siberia Cellular System 900 CJSC (“SCS-900”), Uraltel CJSC (“Uraltel”), and Far East Cellular Systems 900 CJSC (“FECS-900”). At the date of acquisition these companies had approximately 96,000 subscribers.  Telecom-900 acquisition was accounted for using the purchase method of accounting. The purchase price was allocated as follows:

Current assets	$12,136
Non-current assets	29,297
License costs	31,542
Current liabilities	(21,883)
Non-current liabilities	(10,626)
Deferred taxes	(7,754)
Minority interest	(5,900)
Purchase price	$26,812

In November 2002, MTS acquired the remaining 19% of Telecom-900 from Invest-Svyaz-Holding, a shareholder of the Group, for a cash consideration of $6,900. The acquisition was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $2,695.

License costs are amortized over the remaining contractual terms of the respective license, ranging from six to ten years at the date of the first acquisition.

Kuban-GSM acquisition

In March 2002, MTS acquired 51% of Kuban-GSM, a Russian closed joint-stock company, for $71,400 in cash. At the date of acquisition, Kuban-GSM had approximately 500,000 subscribers and it operates in thirteen major cities throughout the south of the European part of the Russian Federation, including Sochi, Krasnodar and Novorossisk. The Kuban-GSM acquisition was accounted for using the purchase method of accounting.  The purchase price was allocated as follows:

Current assets	$11,751
Non-current assets	84,409
License costs	62,549
Current liabilities	(31,289)
Non-current liabilities	(19,827)
Deferred taxes	(15,866)
Minority interest	(20,327)
Purchase price	$71,400

The remaining interest in Kuban-GSM is owned by KubTelecom, a Russian limited liability company. MTS has the right to buy and KubTelecom has the right to sell all remaining shares of Kuban-GSM held by KubTelecom at fair value anytime until February 15, 2006.

In October 2002, MTS exercised its option to buy an additional 353 shares for $5,000 payable in cash, increasing its ownership to 52.7%. The acquisition of the additional interest was accounted for using the purchase method of accounting. The allocation of the purchase price increased recorded license costs by $4,370.

License costs are amortized over the remaining contractual term of the license of approximately 5 years at the date of the acquisition.

BM Telecom acquisition

In May 2002, MTS completed its acquisition of 100% of the outstanding common stock of Ufa-based BM Telecom, a closed joint-stock company, for $41,000 in cash. At the date of acquisition BM Telecom had approximately 100,000 subscribers and it holds a GSM-900/1800 license to operate in Bashkortostan Republic of Russia. This acquisition was accounted for by the purchase method. The purchase price was allocated as follows:

Current assets	$3,312
Non-current assets	14,736
License costs	48,932
Current liabilities	(3,603)
Non-current liabilities	(10,227)
Deferred taxes	(12,150)
Purchase price	$41,000

License costs associated with the acquisition of BM Telecom are amortized over the remaining term of the license of approximately 5 years.

Dontelecom acquisition

On September 26, 2002, MTS completed its acquisition of 66.66% of the outstanding common stock of Dontelecom for cash consideration of $15,000 (including 33.33% acquired from Sistema for $7,500). At the date of acquisition Dontelecom had approximately 39,000 subscribers. Dontelecom holds a GSM-900/1800 license to operate in the Rostov region. This acquisition was accounted for by the purchase method. The purchase price was allocated as follows:

Current assets	$3,422
Non-current assets	8,401
License costs	14,739
Current liabilities	(5,849)
Non-current liabilities	(357)
Deferred taxes	(3,675)
Minority interest	(1,681)
Purchase price	$15,000

In October 2002, the Group completed the acquisition of the remaining 33.33% of the outstanding common stock of Dontelecom for $7,500. The acquisition was accounted for using the purchase method of accounting. The purchase increased the recorded license costs by $7,328.

License costs are amortized over the remaining contractual term of the license of approximately 3 years at the date of the acquisition.

Pro forma results of operations (unaudited)

The following unaudited pro forma financial data for the years ended December 31, 2001 and 2002, give effect to the acquisitions of Kuban-GSM, BM Telecom and Dontelecom as if they had occurred at the beginning of the respective years.

	December 31
	2001	2002
Pro forma:
Net revenues	$971,562	$1,394,148
Net operating income	363,856	476,314
Net income	234,556	284,347
Earnings per share, basic	0.118	0.143
Earnings per share, diluted	$0.118	$0.143

7.      Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2001 and 2002 comprised of the following:

	December 31
	2001	2002
Rubles	$15,282	$19,860
U.S. dollar time deposits	195,000	7,999
U.S. dollars current accounts	7,578	6,404
Other	1,769	398
Total cash and cash equivalents	$219,629	$34,661

8.      Short-Term Investments

Short-term investments, denominated in U.S. dollars, as of December 31, 2002 comprised of the following:

	Annual interest rate	Maturity date	December 31 2002
OJSC Moscow Bank of Reconstruction and Development	9.0%	October 22, 2003	$19,100
OJSC Moscow Bank of Reconstruction and Development	9.0%	November 21, 2003	5,000
OJSC Moscow Bank of Reconstruction and Development	9.0%	December 5, 2003	5,900

Total short-term investments			$30,000

Short-term investments, denominated in U.S. dollars, as of December 31, 2001 were comprised of the following:

	Annual interest rate	Maturity date	December 31 2001
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	$30,000
OJSC Moscow Bank of Reconstruction and Development	6.1%	September 30, 2002	25,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Sberbank	8.3%	June 28, 2002	10,000
Other			304
Total short-term investments			$85,304

Interest income for the years ended December 31, 2000, 2001 and 2002 amounted to $7,626, $11,829 and $8,289, respectively.

9.      Trade Receivables

Trade receivables as of December 31, 2001 and 2002 were as follows:

	December 31
	2001	2002
Accounts receivable, subscribers	$19,091	$29,505
Accounts receivable, roaming	10,345	17,266
Allowance for doubtful accounts	(5,178)	(6,270)
Trade receivables, net	$24,258	$40,501

The following table summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002:

	December 31
	2000	2001	2002
Balance, beginning of year	$5,395	$1,819	$5,178
Balance of business acquired	—	140	34
Provision for doubtful accounts	2,403	3,219	7,047
Accounts receivable written off	(5,979)	—	(5,989)
Balance, end of year	$1,819	$5,178	$6,270

10.    Inventory

Inventory as of December 31, 2001 and 2002 comprised of the following:

	December 31
	2001	2002
Spare parts for base stations	$10,795	$15,519
Handsets and accessories	6,232	18,056
Other inventory	9,157	7,811
Inventory	$26,184	$41,386

Obsolescence expense during the year ended December 31, 2000, 2001 and 2002 amounted to  $2,114, $2,543 and $5,614, respectively, and was included in operating expenses in the accompanying consolidated statements of operations.

11.    Property, Plant and Equipment

The net book value of property, plant and equipment as of December 31, 2001 and 2002 was as follows:

	December 31
	2001	2002

Network and base station equipment (including leased network and base station equipment of $32,248 and $49,711, respectively)	$616,699	$959,465
Leasehold improvements	7,233	4,299
Office equipment, computers and software (including leased office equipment, computers and software of $1,824 and $1,739, respectively)	42,340	68,271
Buildings	37,412	96,420
Vehicles	4,931	7,607
Property, plant and equipment, at cost	708,615	1,136,062

Accumulated depreciation (including accumulated depreciation on leased equipment of $9,995 and $13,420, respectively)	(168,989)	(299,216)
Equipment for installation	263,483	313,222
Construction in-progress	52,947	194,565
Property, plant and equipment, net	$856,056	$1,344,633

Depreciation expenses during the years ended December 31, 2000, 2001 and 2002 amounted to $39.9 million, $73.7 million and $116.0 million, respectively, including depreciation expenses for leased property, plant and equipment in the amount of $nil, $1,589 and $3,425 respectively.

12.    Other Intangible Assets

Intangible assets at December 31, 2001 and 2002 comprised of the following:

	December 31
	2001	2002
Numbering capacity	$66,203	$70,885
Rights to use premises	24,380	25,420
Software and other	47,148	120,674
	137,731	216,979
Accumulated amortization	(52,953)	(78,889)
Intangible assets, net	$84,778	$138,090

As a result of limited availability of local telephone numbering capacity in Moscow and the Moscow region, MTS has been required to enter into agreements for the use of telephone numbering capacity with several telecommunications operators in Moscow. Costs of acquiring numbering capacity are amortized over period of five to ten years in accordance with the terms of the contract entered into to acquire such capacity.

The principal component of MTS’ right to use premises was obtained in the form of contributions to its charter capital in 1993. These premises included MTS’ administrative offices and facilities utilized for mobile switching centers.

Amortization expense during the years ended December 31, 2000, 2001 and 2002 amounted to $12.9 million, $17.5 million and $30.0 million, respectively.

13.    Deferred Connection Fees

Deferred connection fees for the years ended December 31, 2001 and 2002 were as follows:

	December 31
	2001	2002
Balance at beginning of year	$31,553	$47,412
Payments received and deferred during the year	35,886	19,346
Amounts amortized and recognized as revenue during the year	(20,027)	(24,854)
Balance at end of year	47,412	41,904
Less current portion	21,419	22,210
Non-current portion	$25,993	$19,694

MTS defers initial connection fees from the moment of initial signing of the contract with subscribers and the estimated average subscriber life (see Note 3 Summary of Significant Accounting Policies).

14.    Debt

The Notes (see also Note 26 Subsequent Events)

On December 21, 2001, MTS Finance, a 100% beneficially owned subsidiary of MTS registered under the laws of Luxembourg, issued $250 million 10.95% notes at the price of 99.254%.   Proceeds received from the notes, net of underwriting discount, were $248 million. Related debt issuance costs in the amount of $3,856 were capitalized.  On March 20, 2002, MTS Finance issued additional $50 million 10.95% notes at a price of 101.616%. Proceeds received from these notes, including the offering premium, were $50.8 million. Related debt issuance costs in the amount of $649 were capitalized. All the notes are guaranteed by MTS OJSC and mature on December 21, 2004.  MTS Finance makes interest payments on the notes semi-annually in arrears on June 21 and December 21 of each year, commencing on June 21, 2002. The notes are listed on the Luxemburg Stock Exchange. In May 2002 these notes were registered with the SEC under the Securities Act of 1933.

These notes are subject to certain restrictive covenants including, but not limited to, limitations on the incurrence of additional indebtedness, limitations on the Group’s ability to enter into sales leaseback transactions, restriction on any merger, consolidation or disposition of assets, restrictions on the sales of any licenses. In addition, these notes provide the holders a right to require MTS Finance to redeem all of the notes outstanding at 101% of the principal amount of the notes plus accrued interest upon any change in control, as defined.

Ericsson debt restructuring

In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB (“Ericsson”) that provided for a credit facility with an aggregate principal amount of $60,000 and had a maximum term of five years (the “Ericsson Loan”). The loan was repayable in ten equal consecutive quarterly payments of $6,000 commencing in 1999. On July 24, 2001 MTS, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico principal payments in nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR plus 4% (5.4% at December 31, 2002). If Rosico fails to pay any amount under this facility, the overdue interest would bear interest at a rate of additional 6% per annum.  The credit agreement contains covenants restricting Rosico’s ability to encumber its present and future assets and revenues without lender’s express consent.

Concurrent with the Group’s acquisition of Rosico, Sistema agreed to fund the full and timely repayment of the Ericsson Loan and to indemnify Rosico and MTS for any costs incurred by either of Rosico or MTS in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS entered into a long-term, ruble-denominated promissory notes with 0% interest and maturities from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2001 and 2002. The Group records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Through December 31, 2002, Sistema has made payments under this obligation in the amount of $48,024, $28,897 of which are repayable in the form of long-term, ruble denominated promissory notes with 0% interest. Amounts receivable from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets.

At December 31, 2001 and 2002, $35 million and $30 million were outstanding, respectively, under the Ericsson Loan.

Dresdner bank credit facilities

In November 2001, Telecom XXI entered into a credit facility with Dresdner Bank CJSC (“Dresdner Bank”) to borrow up to $20 million. Amounts borrowed by Telecom XXI under this credit facility are repayable within one to six months from the disbursement date and the credit facility has a final repayment date of November 2003. The borrowings bear interest of LIBOR plus 3.2% (4.6% at December 31, 2002) per annum. Default interest is 12% per annum. At December 31, 2001 and 2002 $3 million and $20 million were outstanding, respectively, under this agreement and are included in the current portion of long-term debt in the accompanying consolidated balance sheets.

In December 2001 and April 2002, UDN-900 entered into credit agreements with Drezdner Bank, expiring on April 2004. As of December 31, 2001 and 2002, the amounts of borrowings under these agreements were $ nil and $4.3 million, respectively. Amounts outstanding under these agreements bear interest of LIBOR plus 3.2% (4.6% December 31, 2002) per annum.

In July 2002, MTS OJSC entered into a credit facility with Dresdner Bank. The credit facility allows borrowings up to $12 million with the final repayment date no later than June 1, 2004. The amount advanced under the facility bears interest of LIBOR plus 1.95% (3.35% at December 31, 2002) per annum. Default interest is 12% per annum. As of December 31, 2002, $5 million was outstanding under this credit facility.

International Moscow bank credit facility

In November 2001, Telecom XXI entered into a credit facility with the International Moscow Bank to borrow up to $15 million. Amounts borrowed under the credit facility must be repaid within two months of the first disbursement under the credit facility and bear interest of LIBOR plus 3.1% (4.5% at December 31, 2002) per annum. Default interest is 7.9% per annum. At December 31, 2001 and 2002, $10 million and $ nil, respectively, was outstanding under this agreement and is included in the current portion of long-term debt.  Amounts outstanding on the facility are guaranteed by MTS OJSC.

Citibank credit facility

In November 2002, Telecom XXI entered into a credit facility with Citibank. Amounts borrowed under the credit facility must be repaid in June 2003 and bear interest of LIBOR plus 3.5% (4.9% at December 31, 2002) per annum. Overdue amounts bear an additional 3% per annum.  At December 31, 2002, $9 million outstanding under this facility is included in the current portion of long-term debt.  The amounts outstanding on the facility are guaranteed by MTS OJSC.

Inkombank credit facility to MSS

In August 1997, MSS entered into a $12 million credit facility with OJSC AB Inkombank (“Inkombank”) for the purposes of financing GSM-900 network development. The facility had a final repayment date of March 31, 2002. The amount advanced under the agreement bore interest of 16% per annum.  In December 2001, MTS negotiated with Inkombank to pay $4,169 immediately to extinguish the outstanding obligation of $6,949. This resulted in an extraordinary gain of $2,113 ($0.001 per basic and diluted share), net of taxes of $667, upon the extinguishment.

Sberbank credit facilities

Kuban-GSM has a number of ruble-denominated credit facility agreements with Sberbank of Russian Federation (“Sberbank”). The amounts borrowed under these credit facilities bear interest at rates varying from 17% to 23% and are to be repaid in regular installments on various dates ending June 2005.  Borrowings under these facilities are secured by a pledge of equipment with carrying value of $34.5 million at December 31, 2002.

At December 31, 2002, the total amount payable under these facilities, including accrued interest was $21 million.

Yugbank loans

Kuban-GSM has a number of credit facility agreements with Yugbank denominated in rubles. The amounts borrowed under these credit facilities bear interest at rates varying from 19% to 21% and are to be repaid between October 2003 and September 2004. Borrowing under these facilities are secured by a pledge of equipment with a carrying value of $7 million at December 31, 2002. As of December 31, 2002, the total amount payable under these facilities, including accrued interest was $3 million.

Rosbank loan

In December 2002, Kuban-GSM entered into a ruble-denominated credit agreement with Rosbank, maturing in December 2003. As of December 31, 2002, the amount of borrowings under this agreement was $3 million. Amounts outstanding under this agreement bears interest at 19% per annum. Borrowings under this facility are secured by a pledge of equipment with a carrying value of $13 million at December 31, 2002.

WestLB International loan

In July 2002, MTS-P entered into a credit facility agreement with WestLB International S.A. As of December 31, 2002, the amount of borrowings under this agreement was $4 million. Amounts outstanding under this agreement bear interest of EURIBOR plus 2% (4.9% at December 31, 2002) per annum for the first two years for each advance and 4% per annum for the remaining interest periods for each advance until maturity. Final maturity of this agreement is December 28, 2006. The loan is guaranteed by MTS OJSC.

RTDC loan

Dontelecom has a loan agreement with Russian Telecommunications Development Corporation (“RTDC”). The principal outstanding amounted to $1.4 million as of December 31, 2002.  The interest rate is fixed at 9.5% per annum on outstanding principal balance. The final maturity of this agreement is December 31, 2003.

Motorola loan

Dontelecom has a loan agreement with Motorola for GSM cellular equipment, principal and interest which are payable semiannually; the amounts outstanding bear interest of at 8.23% per annum. The principal amounted to $1.6 million as of December 31, 2002.  Final maturity of this agreement is January 2003.

The following table presents aggregate scheduled maturities of long-term debt principal as of December 31, 2002:

Payments due in the year ended December 31,
2003	$67,098
2004	333,133
2005	17,992
2006	7,151
$425,374

15.    Capital lease obligations

The following table presents future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2002:

Payments due in the year ended December 31,
2003	$25,871
2004	7,697
2005	1,549
2006	16
2007	14
Thereafter	32
Total minimum lease payments (undiscounted)	35,179
Less amount representing interest	(6,706)
Present value of net minimum lease payments	28,473
Less current portion of lease payable	(21,232)
Non-current portion of lease payable	$7,241

For a schedule by years of future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of December 31, 2002, see Note 20 Related Parties.

16.    Accrued Liabilities

Accrued liabilities at December 31, 2001 and 2002 were comprised of the following:

	December 31
	2001	2002
VAT	$31,213	$29,393
Taxes other than income	13,781	31,810
Interest payable	1,636	1,500
Other accruals	4,996	11,216
Total accrued liabilities	$51,626	$73,919

17.    Income Tax

MTS’ provision for income taxes is as follows for the respective periods ended:

	December 31
	2000	2001	2002
Current provision for income taxes	$52,086	$138,092	$129,406
Deferred income tax benefit	(932)	(40,631)	(18,989)
Total provision for income taxes	$51,154	$97,461	$110,417

MTS’ statutory income tax rate in 2000 was 30%.  From January 1, 2001, MTS’ statutory income tax rate was 35% as a result of changes in Russian legislation. The increase in tax rate to 35% resulted in recognition of a deferred tax liability of approximately $10 million in 2000. In August 2001, a new law regarding taxation of income became effective. Under that law, effective from January 1, 2002, the statutory income tax rate was reduced to 24%. This reduction in the statutory income tax rate resulted in the recognition of a net deferred tax benefit of approximately $22 million in 2001. The statutory income tax rate reconciled to MTS’ effective income tax rate is as follows for the respective periods ended:

	December 31
	2000	2001	2002
Statutory income tax rate for year	30%	35%	24%
Adjustments:
Expenses not deductible for tax purposes	17.4	13.6	2.1
Tax allowance generated from investment in infrastructure	(18.2)	(8.3)	—
Effects of increase in income tax rate	7.0	—	—
Effects of decrease in income tax rate	—	(6.6)	—
Other	1.8	(3.9)	(0.3)
Effective income tax rate	38.0%	29.8%	25.8%

Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities at December 31, 2001 and 2002:

	December 31
	2001	2002
Assets/(liabilities) arising from tax effect of:
Deferred tax assets
Depreciation of property, plant and equipment	$10,050	$13,606
Deferred connection fees	10,910	10,057
Loss carryforward (Rosico and MSS)	14,709	10,033
Other	2,263	9,555
	37,932	43,251
Valuation allowance	(25,892)	(12,695)
Deferred tax assets	12,040	30,556
Less: current portion	5,802	12,223
Non-current portion	$6,238	$18,333

Deferred tax liabilities
Licenses acquired	$(66,745)	$(91,606)
Other	(760)	(14,212)
Total deferred tax liabilities	(67,505)	(105,818)
Net deferred tax liability	$(55,465)	$(75,262)

As of December 31, 2001 and 2002, Rosico and MSS were entitled to loss carryforwards in the amounts of $61,286 and $41,803, respectively. These loss carryforwards resulted in deferred tax assets at December 31, 2001 and 2002 in the amounts of $14,709 and $10,033, respectively. As Russian companies are required to file tax declarations on a standalone basis, MTS is not able to utilize these losses to offset its taxable income. The Group has recorded a valuation allowance for the entire tax loss carryforward related to Rosico and MSS since it is more likely than not that the tax asset will not be realized.

18.    Shareholders’ Equity

In accordance with Russian laws, earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations, denominated in rubles, after certain deductions. Net income of MTS OJSC for the year ended December 31, 2001 and 2002 which is distributable under Russian legislation totaled 8,587 million rubles ($294,381) and 10,759 million rubles ($343,278), respectively.

19.    Stock Bonus and Stock Option Plans

On April 27, 2000, contingent on the closing of MTS’ initial public offering (see Note 1 General), MTS established a stock bonus plan and stock option plan for selected officers, key employees and key advisors. Under these plans, directors, key employees and key advisors received 3,587,987 of MTS common shares as well as the right to participate in a stock option plan under which they may receive options to purchase up to an additional 9,966,631 of MTS common shares. At the time of the initial public offering, MTS OJSC issued 13,554,618 shares of common stock to its subsidiary Rosico pursuant to these plans at a price of $1.024 per share for the total amount of $13.9 million. These shares have been classified as treasury stock in the accompanying consolidated balance sheets.

Under the stock bonus plan, during September 2000, 3,587,987 common shares were purchased from Rosico at nominal price of 0.1 rubles per share as follows:

	Number of shares purchased	Percentage of total shares outstanding

Employees and Directors	3,049,786	0.153
Key Advisors	538,201	0.027
Total	3,587,987	0.180

All those listed above were restricted from selling these shares for 180 days from the date of purchase. On the date the shares were granted, MTS recognized aggregate expenses under this plan as compensation and consulting expenses amounting to $4,500 and $797, respectively, based on the fair value of the shares (see also Note 20 Related Parties).

Options under the stock option plan are generally granted at an exercise price equal to the average sale price of MTS stock on New York Stock Exchange over a 100-day period preceding the grant date and vest over the period not exceeding two years, contingent on continued employment or board membership of participants.

During 2001 and 2002, MTS made several grants pursuant to its stock option plan to employees and directors of the Group.  A summary of the status of the Group’s stock option plan as of December 31, 2001 and 2002, is presented below:

	Shares	Weighted average exercise price
Outstanding at January 1, 2001	—	—
Granted during 2001	1,829,221	$1.31

Outstanding at December 31, 2001	1,829,221	1.31

Granted	2,846,681	1.49
Forfeited	27,481	1.31

Outstanding December 31, 2002	4,648,421	$1.42

None of the options outstanding at December 31, 2001 and 2002, were exercisable.  Options outstanding at December 31, 2002, have exercise price ranging from $1.31-$1.49 per share and a their weighted average remaining contractual life was approximately 2 years at December 31, 2002.

Fair values of options granted in 2001 and 2002 were $0.36 and $0.50 per share, respectively, and were estimated using the Black-Scholes option pricing model.  The risk free rates applied for 2001 and 2002 were 15.5% and 6.1%, respectively.  The following assumptions were applied to options granted in 2001 and 2002, respectively: (i) expected dividend yields of nil% and nil%; (ii) expected volatility rates of 45% and 50% and (iii) expected lives of 2 years for 2001 and 2002.

In accordance with the Russian legislation, MTS Board members and key employees may be considered insiders with respect to the Group and thus may be restricted from selling their shares.

20.    Related Parties

Related party balances as of December 31, 2001 and 2002 comprised of the following:

	December 31
	2001	2002

Accounts receivable:
T-Mobile receivable for roaming	$677	$1,374
Receivables from investee companies	1,700	2,195
Total accounts receivable, related parties	$2,377	$3,569

Accounts payable:
T-Mobile payable for consulting services	$1,970	$—
T-Mobile other payables	1,266	—
Telmos for interconnection	207	184
MTU-Inform for interconnection	2,593	4,154
MGTS for interconnection	106	630
Total accounts payable, related parties	$6,142	$4,968

Moscow Bank of Reconstruction and Development (MBRD)

Starting August 2000, MTS has been keeping certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2001, MTS’ cash position at MBRD amounted to $112.4 million including $105 million in time deposits and $7.4 million in current accounts. As of December 31, 2002, MTS’ cash position at MBRD amounted to $38.7 million including $34.0 million in time deposits and $4.7 million in current accounts. The related interest accrued and collected on the deposits for the years ended December 31, 2001 and 2002 amounted to $3.0 million and $5.1 million, respectively, and was included as a component of interest income in the accompanying consolidated statements of operations.

Rosno OJSC

MTS arranged medical insurance for its employees and insured its property at the amounts of approximately  $274 million, $612 million and $781 million in 2000, 2001 and 2002, respectively, with Rosno OJSC, whose significant shareholder is Sistema. Insurance premiums paid to Rosno OJSC for the years ended December 31, 2000, 2001 and 2002, amounted to $6.5 million, $8.0 million and $4.9 million, respectively, including premiums paid for medical insurance amounting to $1.6 million, $2.5 million and $3.6 million, respectively. Management believes that all of the insurance contracts with Rosno OJSC have been entered at market terms.

Maxima Advertising Agency (Maxima)

In 2000, 2001 and 2002, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the years ended December 31, 2000, 2001 and 2002, were $6.4 million,  $8.7 million and $13.1 million, respectively. Maxima is related to MTS through MTS’ directors who are also members of Maxima’s board of directors.

Telmos

In 2000, 2001 and 2002, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos, a subsidiary of Sistema. Interconnection and line rental fees paid to Telmos for the years ended December 31, 2000, 2001 and 2002, were approximately $4.3 million, $4.0 million and $1.3 million, respectively. Management believes that these arrangements are at market terms.

Moscow City Telephone Network (MGTS)

In 2000, 2001 and 2002, MTS had line rental agreements with MGTS and rented cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the years ended December 31, 2000, 2001 and 2002, were approximately $1.0 million, $1.5 million and $4.4 million, respectively. In  2000, 2001 and 2002, MTS also purchased buildings from MGTS and paid $2.9 million, $2.6 million and $2.0 million, respectively. Management believes that all these transactions were made at market terms. Sistema is the majority shareholder of MGTS.

MTU-Inform

In 2000, 2001 and 2002, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary of Sistema. Amounts paid under these agreements for the years ended December 31, 2000, 2001, and 2002, amounted to approximately $17.4 million, $29.0 million and $24.1 million, respectively. In 2000, 2001 and 2002 MTS also purchased telephone numbering capacity from MTU-Inform. Payments under these agreements for the years ended December 31, 2000, 2001 and 2002, amounted to $11.7 million, $4.7 million and $1.6 million, respectively. Management believes that these agreements are at market terms.

T-Mobile

In 2000, 2001 and 2002, the Group had roaming agreements with T-Mobile, a shareholder of the Group and its subsidiaries.  Payments made by MTS under these roaming agreements were approximately $0.7 million, $0.7 million and $1.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.  In addition, during 2000 T-Mobile provided consulting services to the Group for $2.7 million.

Invest-Svyaz-Holding

In 2001 and 2002, subsidiaries of Telecom-900, Uraltel, FECS-900 and SCS-900 entered into agreements with Invest-Svyaz-Holding, a shareholder of MTS, for leasing of network equipment and billing system. These leases were recorded as capital leases based on the requirements of  SFAS No. 13, “Accounting for Leases.” The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within 1 year are classified as short-term, the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 15% to 44%, which management believes are market terms.

The following table summarizes the future minimum lease payments under capital leases to Invest-Svyaz-Holding together with the present value of the net minimum lease payments as of December 31, 2002:

Payments due in the year ended December 31
2003	$6,554
2004	4,621
2005	1,199
Total minimum lease payments (undiscounted)	12,374
Less amount representing interest	(3,331)
Present value of net minimum lease payments	9,043
Less current portion of lease payable	(4,879)
Non-current portion of lease payable	$4,164

In addition to the above lease transactions, the Group guarantees debt of Invest-Svyaz-Holding in the amount of $7 million to a third party, which is used by Invest-Svyaz-Holding primarily to finance its leases to the Group. For the year ended leases to the Group amount to approximately 99% of revenues of Invest-Svyaz-Holding.

Principal and interest paid to Invest-Svyaz-Holding for the period from the date of acquisition of Telecom-900 on August 10, 2001 through December 31, 2001, were $503 and $139, respectively.  For the year ended December 31, 2002, principal and interest paid to Invest-Svyaz-Holding were $2.9 million and $1.4 million, respectively.

Other

In 2000, consultants from MTS’ two major shareholders advised MTS in connection with MTS’s initial public offering. In April 2000, contingent on the closing of this stock offering, MTS established a stock bonus plan (see Note 19 Management Stock Bonus and Stock Option Plans). Under this plan, consultants purchased 538,201 common shares of MTS from Rosico at nominal price 0.1 rubles per share. In 2000, MTS recognized consulting expenses under this plan in the amount of $797 based on the fair value of the shares on the date of grant.

As discussed in Note 6 Businesses Acquired, during 2001 and 2002 MTS acquired 81% and 19%, respectively, of the outstanding common stock of Telecom-900, for $26.8 million and $6.9 million, respectively, in cash from Sistema and Invest-Svyaz-Holding, respectively. Additionally in 2002, MTS acquired 33.33% of the outstanding common stock of Dontelecom from Sistema for $7.5 million in cash.

21.    Operating Expenses

Operating expenses for 2000, 2001 and 2002, consisted of the following:

	December 31
	2000	2001	2002
Salaries and social contributions	$33,753	$44,425	$84,706
Taxes other than income taxes	26,859	25,312	39,119
General and administrative	20,355	21,569	26,549
Rent	7,241	9,479	15,578
Insurance	4,251	5,258	6,774
Repair and maintenance	3,225	10,578	20,361
Provision for doubtful accounts	2,403	3,219	7,047
Consulting expenses	2,621	2,093	7,692
Billing and data processing	2,285	2,981	9,549
Other operating expenses	7,249	9,684	11,681
Total operating expenses	$110,242	$134,598	$229,056

22.    Investments In and Advances to Affiliates

At December 31, 2001 and 2002, Group’s investments in and advances to affiliated included, respectively, the following:

	December 31
	2001	2002

MTS Belarus – loans receivable	$—	$30,089
MTS Belarus – equity investment	—	2,455
Receivables from other investee companies	740	1,490
Total investments in and advances to affiliates	$740	$34,034

In September 2001, MTS won a tender initiated by the Telecommunications Ministry of the Republic of Belarus to form a joint venture which will have a GSM-900/1800 license to operate in Belarus.  In accordance with the tender, in November 2001 the Group made an initial $10 million payment to the government of Belarus.

From December 2001, soon after the date the Group was awarded the tender, it became increasingly apparent based upon various communications and correspondence that the Group would not be able to commence operations in Belarus as expected.  The Company halted additional payments under the original agreement and expensed its initial $10 million investment, as it appeared probable that the investment would not be recoverable. This charge is reflected as an impairment of investment in the accompanying consolidated statements of operations for the year ended December 31, 2001.

As a result of additional negotiations, and a change in the Belarus government’s position, effective June 26, 2002, the joint venture received all of the governmental approvals and licenses required to commence operations in Belarus.  Subsequently, the Group began investing in MTS Belarus.

For the year ended December 31, 2002, the Group provided MTS Belarus with $30.1 million in loans bearing interest at 11% with repayment terms of between February and June 2003.   Based on projected future cash flows, the Group has concluded that an additional impairment is not required as of December 31, 2002.

23.    Operating Licenses

In connection with providing telecommunication services, the Group has been issued various operating licenses by the Ministry of Communications.  In addition to the licenses received directly from the Ministry of Communications, the Group was granted access to various telecommunication licenses through acquisitions.  At December 31, 2002, recorded values of the Group’s telecommunication licenses were as follows:

December 31 2002

Moscow license area (Rosico)	$255,812
North-Western region (Telecom XXI)	74,639
Krasnodar and Adigeya regions (Kuban-GSM)	66,919
Bashkortostan Republic (BM Telecom)	48,932
Five regions of Asian Russia (Telecom-900)	34,237
Rostov region (Dontelecom)	22,067
Seven regions of European Russia	19,503
Other	8,212
Licenses, at cost	530,321
Accumulated amortization	(143,402)
Licenses, net	$386,919

The following table summarizes GSM-900/1800 telecommunication licenses held by the Group at December 31, 2002:

	GSM-900		GSM-1800
License region	Licensee	Expiry date	License	Expiry date
Moscow License Area
Moscow	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
Moscow Region	MTS OJSC	December 1, 2004	Rosico	April 28, 2008
St. Petersburg License Area
St. Petersburg	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Leningrad Region	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008

	GSM-900		GSM-1800
License region	Licensee	Expiry date	License	Expiry date
Regional License Areas
European Russia
Adygeya Republic	Kuban-GSM	April 28, 2008	—	—
Arkhangelsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Bashkortostan Republic	BM Telecom	August 22, 2007	BM Telecom	August 22, 2007
Belgorod	ReCom	May 15, 2008	Rosico	April 28, 2008
Bryansk	ReCom	May 15, 2008	Rosico	April 28, 2008
Ivanovo	—	—	Rosico	April 28, 2008
Kaliningrad	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kalmykia Republic	BIT	January 25, 2011	—	—
Kaluga	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Karelia	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Kirov	Rosico	April 28, 2008	Rosico	April 28, 2008
Komi Republic	MTS OJSC	August 22, 2007	Rosico	April 28, 2008
Komi-Permyatsk	—	—	Rosico	April 28, 2008
Kostroma	MTS OJSC	August 22, 2007	Rosico	April 28, 2008
Krasnodar Region	Kuban-GSM	May 30, 2007	Kuban-GSM	May 30, 2007
Kursk	ReCom	May 15, 2008	Rosico	April 28, 2008
Lipetsk	ReCom	May 15, 2008	Rosico	April 28, 2008
Murmansk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nenetsk	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Nizhny Novgorod	Rosico	April 28, 2008	Rosico	April 28, 2008
Novgorod	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Orel	ReCom	May 15, 2008	Rosico	April 28, 2008
Orenburg	—	—	Rosico	April 28, 2008
Perm	Rosico	April 28, 2008	Rosico	April 28, 2008
Rostov	Dontelecom	July 1, 2005	Dontelecom	July 1, 2005
Pskov	MTS OJSC	October 1, 2006	—	—
Pskov	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Ryazan	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Saratov	MTS OJSC	July 11, 2012	—	—
Smolensk	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tambov	—	—	Rosico	April 28, 2008
Tula	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Tver	MTS OJSC	April 4, 2007	Rosico	April 28, 2008
Udmurt Republic	UDN-900	February 21, 2007	Rosico	April 28, 2008
Vladimir	MTS OJSC	October 1, 2006	Rosico	April 28, 2008
Vologda	Telecom XXI	April 28, 2008	Telecom XXI	April 28, 2008
Voronezh	ReCom	May 15, 2008	Rosico	April 28, 2008
Yaroslavl	—	—	Rosico	April 28, 2008
Samara Region	MTS OJSC	December 30, 2012	MTS OJSC	December 30, 2012

	GSM-900		GSM-1800
License region	Licensee	Expiry date	License	Expiry date
Asian Russian
Altai Region	Mobicom-Barnaul	September 8, 2010	—	—
Altai Republic	SCS-900	July 19, 2011	—	—
Amursk	ACC	January 10, 2007	—	—
Chelyabinsk	Rosico	April 28, 2008	Rosico	April 28, 2008
Chukotka	BIT	July 19, 2011	—
Khabarovsk	FECS-900	January 10, 2007	FECS-900	January 10, 2007
Kurgan	—	—	Rosico	April 28, 2008
Khanty Mansiysk	—	—	Rosico	April 28, 2008
Novosibirsk	SCS-900	February 21, 2007	SCS-900	February 21, 2007
Omsk	MSS	December 20, 2006	—	—
Sakhalin	BIT	July 19, 2011	—	—
Sverdlovsk Region	Uraltel	March 1, 2006	Uraltel	March 1, 2006
Sverdlovsk Region	—	—	Rosico	April 28, 2008
Tyumen	—	—	Rosico	April 28, 2008
Tyva Republic	BIT	July 19, 2011	—	—
Yamalo-Nenetsk	—	—	Rosico	April 28, 2008

Each of the Group’s licenses, except the licenses covering the Moscow license area, contains a requirement that service be commenced and that subscriber-number and territorial-coverage targets be achieved by a specified date. The Group has met these targets or received extensions to these dates in those regional license areas in which the Group has not commenced operations. The management believes that the Group is in compliance with all material terms of our licenses.

When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of the frequency. Most of MTS’ current licenses now provide for payments to be made to finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110,244. However, no decisions regulating the terms and conditions of such payments have been formulated. Accordingly, no payments have been made to date pursuant to any of the current licenses, which could require such payments. Further, management believes that the Group will not be required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area.

In relation to these uncertainties, no amounts have been recorded in the accompanying financial statements.

24.    Commitments and Contingencies

Commitments

As of December 31, 2002, MTS committed to further purchase of network property, plant and equipment in the amount of approximately $306 million.

As of December 31, 2002, MTS guaranteed bank loans of Invest-Svyaz-Holding ("ISH"), a shareholder of the Group, in the amount of $7 million, which were primarily used to finance Invest-Svyaz-Holding’s leases to the Group. Under these guarantees, MTS is liable for all amounts outstanding under certain bank loans of Invest-Svyaz-Holding in case ISH defaults on the payment. The guarantees expire between August 2003 and April 2005. No liability in respect of these guarantees has been recorded in the accompanying consolidated financial statements.

Negative net equity of Rosico

In accordance with Russian legislation, joint-stock companies must maintain a level of equity (net assets) that is greater than the charter capital. In the event that a company’s equity (net assets), as determined under Russian accounting legislation, falls below certain minimum levels, specifically below zero, such company can be forced to liquidation.

During the past several years Rosico reported significant losses in its financial statements compiled in accordance with Russian accounting legislation. As a result, at December 31, 2001 and 2002, Rosico reported a deficit in equity (negative net equity) in its financial statements compiled in accordance with Russian accounting legislation.

25.    Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance.  The Group’s business is organized based on geographical operations.  Management of the Group regularly reviews certain operational and statistical information by license area, however currently no discrete financial information is available on this basis, therefore the performance is measured and decisions about resource allocation are made by management based on operating income by legal entities as an aggregate of the license area information.

At December 31, 2002, the Group had several operating segments, of which one is a reportable segment –MTS OJSC and Rosico, which operates primarily in the Moscow license area and also has license footprint covering several other regions.

	Year ended December 31
	2000	2001	2002
Revenue:
MTS OJSC and Rosico	$534,433	$831,857	$1,044,877
Other	1,279	64,780	370,309

Intercompany eliminations	—	(3,390)	(53,430)

Total revenue	$535,712	$893,247	$1,361,756

Operating income:
MTS OJSC and Rosico	$141,147	$316,894	$365,698
Other	(2,100)	8,039	102,862

Intercompany eliminations	—	(824)	(4,189)

Total operating income	$139,047	$324,109	$464,371

Depreciation and amortization:
MTS OJSC and Rosico	$85,796	$114,923	$144,004
Other	1,888	18,395	65,676

Total depreciation and amortization	$87,684	$133,318	$209,680

Additions to long-lived assets:
MTS OJSC and Rosico	$243,037	$415,336	$360,598
Other	—	176,211	344,739

Total additions to long-lived assets	$243,037	$591,547	$705,337

	As of December 31
	2001	2002
Long-lived assets:
MTS OJSC and Rosico	$1,045,034	$1,288,062
Other	195,451	585,769

Intercompany eliminations	(824)	(4,189)

Total long-lived assets	$1,239,661	$1,869,642

Total assets:
MTS OJSC and Rosico	$1,625,053	$1,923,682
Other	232,846	690,481

Intercompany eliminations	(130,407)	(330,867)

Total assets	$1,727,492	$2,283,296

26.    Subsequent Events

Issue of Eurobonds

On January 30, 2003, MTS Finance issued $400 million 9.75% notes at par. These notes are guaranteed by MTS OJSC and mature on January 30, 2008. MTS Finance will make interest payments on the notes semi-annually in arrears on January 30 and July 30 of each year, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $400 million and related debt issuance costs of $3.9 million were capitalized.

Acquisition of UMC

On March 4, 2003, MTS acquired 57.7% of the outstanding voting interest of Ukrainian Mobile Communications (“UMC”), a provider of mobile services in Ukraine, for cash consideration of $194,200, including the acqusition of 16.3% of the outstanding voting interest from Deutsche Telecom, a related party, for $55,000. In connection with the acquisition, MTS also assumed debt of UMC with face value of approximately $65 million. At the date of acquisition, UMC had approximately 1.8 million subscribers.

MTS also had an option agreement with Ukrtelecom to purchase its remaining 26% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87,600. On June 4, 2003 MTS exercised its call option. As a result of the transaction, MTS’ ownership in UMC has increased from 57.7% to 83.7%.

In addition, MTS entered into a put and call option agreement with TDC International for the purchase of its 16.3% stake in UMC. The exercise period of the call option is from May 5, 2003 to November 5, 2004, and the put option is exercisable from August 5, 2003 to November 5, 2004.  The call option price is $85,000 plus interest accrued from November 5, 2002 to the date of the exercise at 11% per annum; put option price is calculated based on reported earnings of UMC prior to the exercise and is subject to a minimum amount of $55,000. Purchase price allocation for the acquisition of UMC has not been finalized at the date of these statements.

Acquisition of TAIF Telcom

On April 2, 2003, MTS acquired 51% of common shares of TAIF Telcom, a Russian open joint-stock company, for $51 million and 50% of preferred shares of TAIF Telcom for $10 million.

In addition, MTS has signed call and put option agreements with the existing shareholders of TAIF Telcom to acquire the remaining 49% common and 50% preferred shares of TAIF Telcom.  The exercise period of the call options for common shares is 48 months from the date of acquisition of a 51% stake in TAIF Telcom and the put options for common shares are exercisable for 36 months from the date falling 18 months after the date of acquisition of the first stake in TAIF Telcom by MTS. A minimum price of the call and put options for common shares is $49 million plus 8% per annum starting from the moment of acquisition of the first stake of TAIF Telcom by MTS. The exercise period of the call options for preferred shares is 48 months from the date falling 24 months after the date of acquisition of a 51% of TAIF Telcom and the put options for preferred shares are exercisable for 24 months from the date falling 24 months after the date of acquisition of the first stake in TAIF Telcom by MTS. A minimum price of the call and the put options for preferred shares is $10 million plus 8% per annum starting from the moment of acquisition of the first stake of TAIF Telcom by MTS.

If all options are exercised, MTS’ share in TAIF Telcom will increase to 100%.

TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tatarstan and in the Volga region of Russia.  At the date of acquisition, TAIF Telcom had approximately 240,000 subscribers.  Purchase price allocation for the acquisition of TAIF Telcom has not been finalized at the date of these statements.

Transactions by major shareholders

In March 2003, Sistema and T-Mobile (together, “the Shareholders”) entered into a call option agreement, pursuant to which T-Mobile granted Sistema the option to acquire from it 199,322,614 shares of MTS, representing 10% of MTS.  The call option is exercisable to September 30, 2003.  In connection with this agreement, the Shareholders entered into an additional agreement relating to the management of MTS (subject to approvals by the Russian Ministry of Antimonopoly Policy and Support of Entrepreneurial Activity, or MAP).  The major terms of the agreement are as follows:

•                  T-Mobile is required to vote when necessary to ensure, as much as possible, that Sistema will have the majority of the MTS board of directors;

•                  T-Mobile will be required to approve certain transactions such as significant acquisitions, share issuances that dilute T-Mobile’s ownership, etc;

•                  a dividend policy will be approved by the Shareholders, with the expectation that annual distributions on not less than 25% of MTS OJSC net profits, according to Russian accounting standards, will be made as dividends annually, beginning effective 2003.

In April 2003, Sistema issued $350 million 10.25% notes, due in 2008.  These notes are secured by 193,473, 900 shares of common stock of MTS.

On April 26, 2003, Sistema exercised its option with T-Mobile to purchase an additional 6% of the outstanding common stock of the Group and purchased T-Mobile’s 49% interest in Invest-Svyaz-Holding. Concurrently with this transaction, T-Mobile sold 5% of its holding in the Group on the open market in the form of Global depository receipts, or GDRs listed on the London Stock Exchange.

On May 19, 2003, the Group announced cash dividends of $1.10 per ADS ($0.055 per share) for a total of $110 million to be paid during June 2003.

Additional debt issuance

In March 2003, the Board of Directors of MTS OJSC approved the issuance of ruble denominated bonds for up to 5 billion rubles ($161 million).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Mikhail Smirnov
Name: Mikhail Smirnov
Title: President

Date: June 27, 2003